Management's Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

1. Introduction

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand Vizsla Silver Corp. ("us", "we", "our", "Vizsla", "Vizsla Silver", or the "Company"), our liquidity, capital resources, and operational and financial performance as at, and for the three and six month period ended October 31, 2025, in comparison to the corresponding prior-year periods.

This MD&A should be read in conjunction with the Company's Unaudited Condensed Interim Consolidated Financial Statements and the related notes (the "Financial Statements"), prepared in accordance with International Accounting Standard 34 ("IAS"), Interim Financial Reporting, for the three and six months ended October 31, 2025.

This MD&A should also be read in conjunction with the Company's Audited Consolidated Financial Statements and notes for the year ended April 30, 2025 (the "2025 Annual Financial Statements"), related annual MD&A, Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.vizslasilvercorp.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (For avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).

All amounts in the MD&A and the Financial Statements are in Canadian dollars ("CAD"), the presentation currency of the Company, unless identified otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

This MD&A has been prepared by management and approved by the Board of Directors as of December 11, 2025 (the "MD&A Date").

2. Description of Business

Vizsla is headquartered in Vancouver, BC. The Company's principal focus is the Panuco project with near-term production potential. VZLA has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects. The company is listed on the Toronto Stock Exchange ("TSX") and the NYSE American exchange and trades under the symbol "VZLA".

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. The Company shares started trading on the TSX on November 7, 2024, under the symbol "VZLA", before that, the shares traded on the TSX Venture Exchange ("TSXV"). On January 21, 2023, Vizsla Silver Corp. was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The Company has no substantial revenue and supports its operations through equity funding or sale of assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risks and Uncertainties" in this statement.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

3. Highlights

During the three and six months ended October 31, 2025, and to the date of this MD&A.

Panuco project development

Q2, 2025

  On November 12, the Company announced positive results from its independent Feasibility Study on its 100%-owned flagship Panuco silver-gold project located in Mexico. The Feasibility Study, completed by Ausenco Engineering Canada ULC supported by Mining Plus Canada Consulting Ltd. and SGS Canada Inc, provides a robust case for developing the Panuco silver-gold project as a high-margin, underground precious metals mine with low initial capital requirements and rapid payback. The Company is advancing permitting and project financing initiatives, targeting a construction decision upon receipt of required approvals.

Financing and Corporate

Q2, 2025

  On September 5, 2025, the Company executed a mandate letter with Macquarie Bank Limited ("Macquarie") as lead arranger for a senior secured project finance facility (the "Facility") of up to US$220 million to fund the construction and development of the high-grade underground Panuco silver-gold project in Sinaloa, Mexico.
  On November 19, 2025, the Company notified Macquarie of its election to terminate the Engagement Letter and the Mandate, effective November 25, 2025.
  On November 19, 2025, the Company announces its intention to offer convertible senior unsecured notes due 2031 (the "Notes") in an aggregate principal amount of US$250 million (the "Offering"). The Company expects to grant the initial purchasers of the Notes an option for a period of 13 days, beginning on, and including the date on which the Notes are first issued, to purchase up to an additional US$50 million aggregate principal amount of Notes.
  On November 20, 2025 the Company announces that it has priced its previously announced offering of convertible senior unsecured notes due 2031 (the "Notes") in an aggregate principal amount of US$250 million (the "Offering"). The Offering is expected to close, subject to customary closing conditions, on or about November 24, 2025. The Company has granted the initial purchasers of the Notes an option for a period of 13 days, beginning on, and including the date on which the Notes are first issued, to purchase up to an additional US$50 million aggregate principal amount of Notes.
  On November 24, 2025 the Company announced the closing of its previously announced offering of 5.00% convertible senior unsecured notes due 2031 (the "Notes") for an aggregate principal amount of US$300 million (the "Offering"), which includes the exercise in full by the initial purchasers of their option to purchase an additional US$50 million of Notes.

Summary of the Offering

Approximately US$286 million of net proceeds after deducting the initial purchasers' commissions and other fees and expenses. Cantor Fitzgerald & Co. acted as sole book-running manager for the Offering.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Cash interest coupon of 5.00% per annum, payable semi-annually in arrears on January 15th and July 15th of each year, beginning July 15, 2026.

The initial conversion rate for the Notes is 171.3062 common shares of Vizsla Silver ("Shares") per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$5.84 per Share (approximately 25% premium to the closing price of the Shares on the NYSE American at the time of pricing on November 19, 2025).

Vizsla Silver entered into cash-settled call transactions with a strike price equal to the initial conversion price of the Notes of US$5.84 per Share and with a cap price of US$10.5075. The purchase price for the capped call transactions was approximately US$47 million.

Conversions of the Notes may be settled in Shares, cash, or a combination of Shares and cash, at Vizsla Silver's election. Additionally, Vizsla Silver has the right to redeem the Notes in certain circumstances and holders will have the right to require Vizsla Silver to repurchase the Notes upon the occurrence of certain events.

The Notes will mature on January 15, 2031. Any Notes not converted, redeemed or repurchased prior to the maturity date will have their principal amount repaid by Vizsla Silver in cash at maturity. The Company intends to use the net proceeds from the Offering to support the exploration and development of the Panuco project, potential future acquisitions as well as for general corporate purposes.

4. Outlook and upcoming milestones for 2025

The company remains focused on advancing the Company's strategic objectives and near-term milestones on the Panuco Project, which include the following:

  Advancing with permitting
  Complete the update to the Feasibility Study at the Panuco Project.
  Continue to advance exploration programs with activities focused on supporting study work and new target identification.
  The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district. The Company also will continue with the resource/discovery-based drill program.

5. Environmental, Social, and Governance ("ESG")

During Q2, the Company released its third annual Sustainability Report (the "Report"), which highlights the Company's continued dedication to sustainable growth and gives an overview of key initiatives and measurable achievements made in the areas of community engagement and environmental footprint.

Over the last three years, the Company has invested over USD$600,000 into local community well-being initiatives, including projects like the Venados de Mazatlan partnership and health fairs.

Additionally, Minera Canam S.A. de C.V., a wholly owned subsidiary of Vizsla Silver, has demonstrated a strong commitment to environmental stewardship, social responsibility, and community engagement. This dedication has enabled the subsidiary to earn, for the fourth consecutive year, the Empresa Socialmente Responsable (ESR) distinction from the Mexican Center for Philanthropy (CEMEFI). The recognition underscores the Company's consistent adherence to responsible business practices and reinforces its position as a leader in fostering sustainable development and building long-term, trust-based relationships with local stakeholders.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

6. Operating performance

1. PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 9th, 2025, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person ("QP") completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a National Instrument ("NI") 43-101 compliant report (the NI technical report is a Canadian document that summarizes material scientific and technical information for a mineral property, required by the Canadian Securities Administrators) available on SEDAR+ (February 20, 2025).

Panuco Project Resource Summary - January 9, 2025 (150 g/t AgEq cut-off) or (1.97 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured & Indicated	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1036	34.9	110.2	222,362	2,739
Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654

1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (1.97 g/t AuEq cut-off)

Vein	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured
Copala	1.88	442	3.09	0.08	0.15	684	8.92	26,744	187	1.4	2.9	41,418	540
Napoleon	0.36	161	2.34	0.51	1.41	404	4.55	1,853	27	1.8	5.1	4,638	52
Total Measured	2.24	397	2.97	0.15	0.35	640	8.22	28,597	214	3.3	7.9	46,056	592
Indicated
Copala	4.29	402	2.50	0.09	0.17	600	7.80	55,374	345	3.8	7.2	82,781	1,076
Tajitos	0.72	380	2.34	0.14	0.25	571	7.36	8,833	55	1.0	1.8	13,277	171
Cristiano	0.36	610	3.67	0.25	0.45	912	11.73	7,102	43	0.9	1.6	10,614	137
Copala Area Total	5.37	413	2.56	0.11	0.20	617	8.01	71,309	443	5.7	10.6	106,672	1,384
Napoleon	3.78	150	2.25	0.52	1.78	399	4.32	18,184	273	19.4	67.2	48,404	525
Napoleon HW	0.99	217	2.09	0.47	1.64	448	5.04	6,885	66	4.6	16.2	14,206	160
Luisa	0.49	143	2.12	0.31	1.44	364	4.08	2,238	33	1.5	7.0	5,693	64
Josephine	0.06	230	2.54	0.38	1.09	473	5.64	452	5	0.2	0.7	928	11
Cruz	0.03	145	2.01	0.38	2.01	380	4.03	154	2	0.1	0.7	403	4
NP Area Total	5.34	163	2.21	0.49	1.72	405	4.44	27,913	379	25.9	91.7	69,634	763
Total Indicated	10.72	288	2.39	0.30	0.95	512	6.23	99,222	822	31.6	102.3	176,306	2,147
Measured & Indicated
Total M&I	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1,036	34.9	110.2	222,362	2,739
Inferred
Copala	2.32	322	1.83	0.16	0.27	476	6.09	24,014	137	3.7	6.2	35,452	454
Tajitos	0.89	346	2.08	0.27	0.43	527	6.66	9,936	60	2.4	3.9	15,132	191
Cristiano	0.34	460	2.49	0.16	0.31	665	8.57	4,959	27	0.5	1.0	7,168	92
Copala Area Total	3.55	341	1.96	0.19	0.31	507	6.48	38,909	224	6.7	11.1	57,752	739
Napoleon	2.28	159	1.46	0.44	1.63	340	3.64	11,637	107	10.0	37.1	24,941	267
Napoleon HW	0.59	202	2.12	0.64	2.15	458	4.91	3,800	40	3.7	12.6	8,619	92
Luisa	2.83	132	2.24	0.28	1.24	355	4.05	12,049	204	8.1	35.2	32,307	369
Josephine	0.21	176	1.81	0.34	1.01	360	4.19	1,180	12	0.7	2.1	2,406	28
Cruz	0.35	171	3.58	0.30	1.64	510	5.92	1,907	40	1.0	5.7	5,676	66
NP Area Total	6.25	152	2.00	0.38	1.48	368	4.09	30,573	403	23.5	92.6	73,949	822
*San Antonio	0.30	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.40	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654

1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification	Tonnes	Average Grade						Contained Metal
COG AgEq		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured
300	1.61	505	3.70	0.15	0.33	803	10.37	26,174	192	2.4	5.4	41,645	538
250	1.80	468	3.48	0.15	0.35	749	9.67	27,069	201	2.7	6.2	43,259	559
200	1.99	435	3.24	0.15	0.35	698	8.99	27,848	207	3.0	7.0	44,665	575
150	2.24	397	2.97	0.15	0.35	640	8.22	28,597	214	3.3	7.9	46,056	592
120	2.40	376	2.83	0.14	0.35	606	7.80	28,966	218	3.4	8.3	46,731	601
100	2.52	361	2.71	0.14	0.34	583	7.48	29,201	219	3.5	8.6	47,151	605
Indicated
300	6.45	409	3.32	0.33	1.01	707	8.77	84,819	689	21.2	65.3	146,506	1,818
250	7.59	368	3.00	0.32	1.01	642	7.90	89,848	732	24.5	77.0	156,602	1,929
200	9.00	327	2.70	0.31	0.99	576	7.07	94,704	781	27.8	89.0	166,714	2,044
150	10.72	288	2.39	0.30	0.95	512	6.23	99,222	822	31.6	102.3	176,306	2,147
120	12.07	263	2.18	0.28	0.91	469	5.70	102,055	846	33.6	110.0	182,123	2,210
100	13.13	246	2.04	0.27	0.88	440	5.33	103,884	862	35.0	115.1	185,927	2,251
Inferred*:
300	4.98	336	2.94	0.39	1.25	615	7.43	53,734	471	19.5	62.4	98,509	1,190
250	6.18	297	2.61	0.36	1.20	549	6.59	59,000	519	22.5	74.0	109,085	1,309
200	7.70	259	2.30	0.34	1.14	485	5.78	64,200	570	26.0	87.5	120,017	1,431
150	9.80	221	1.99	0.31	1.06	418	4.95	69,482	627	30.1	103.7	131,701	1,561
120	11.26	200	1.80	0.29	1.02	381	4.49	72,324	653	33.1	114.4	138,018	1,626
100	12.38	186	1.68	0.28	0.97	357	4.18	74,139	667	35.1	120.5	141,975	1,665

1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.

*Does not include Animas or San Antonio.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

EXERCISE OF OPTION AGREEMENTS

As of October 31, 2025, the Company fully owned the Panuco Property.

The mining concessions comprising of the Panuco Property include the Napoleon and Copala vein corridors, which have seen most of the Vizsla Silver's exploration.

As of October 31, 2025, Vizsla Royalties Corp. holds 3.5% NSR on the Silverstone Concessions of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-Copala properties.

During the six months ending October 31, 2025, the Company continued its exploration program at Panuco-Copala flagship project with a drill program. The exploration program has comprised prospecting and detailed mapping, and systematic sampling of the surface which led to diamond drilling. Drilling has been carried out at over forty targets and the main resource areas thus far, with 406,405 metres of drilling carried out to date on various hole categories such as exploratory, resources expansion, infill and geotechnical.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 119 approved mining concessions covering a total area of 16,536.91 ha, and two applications for two mining concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also held 4,103 hectares on four concessions located west of the Panuco Project and 16,962 hectares in the newly consolidated, past producing La Garra District.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). Argon geochronology on plagioclase separates from two diorite samples from Panuco resolved chronological ages of 71.69 ± 2.38 Ma and 85.93 ± 13.76 Ma, whereas argon dating of potassium feldspar from the Panuco granite resolved an age of 52.60 ± 0.21 Ma. The age reported here for the Panuco granite is older than that reported by Enriquez et al, 2018 and Montoya et al, 2019 for the Piaxtla batholith whereas the age of the diorite overlaps that of the Socavon, Buelna and Portal members in San Dimas.

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977), whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Recent dating of orthoclase at ActLabs, resolved a younger and more accurate age of 52.60 ± 0.21 Ma for the Panuco granite. Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. This volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

MINERALIZATION

Mineralization on the property comprises several epithermal quartz veins. To date, approximately 88 kilometres of these veins have been traced by Vizsla Silver and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are usually marked by clay gouge when they are emplaced along reactivated faults. The broader alteration envelope comprises propylitic alteration bearing chlorite, pyrite and epidote.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly acanthite, sphalerite and galena. Several hydrothermal breccias have been identified to date by Vizsla Silver's geologists: some breccias containing grey quartz tend to occur at lower levels associated with fault structures whereas breccias with barren white quartz tend to occur at higher elevations. Locally, mineralized zones bear banded textures consisting of alternating quartz with thin dark bands of sulfides (acanthite, sphalerite, galena, and pyrite). In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. The mineralized zones are commonly crossed-cut by late-stage quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Copala - Colorada, Napoleon, Animas-Refugio, Cordon del Oro, and the more recently identified Camelia - Florida corridor. Each structural corridor contains multiple prospects.

Adularia mineral separates, from each of Napoleon and Copala, resolved statistically identical ages of 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma, defining for the first time the timing for epithermal mineralization at Panuco. Previous field observations that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area agree with a young age of epithermal mineralization. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows sericite alteration and silicification. The age of mineralization in San Dimas has been determined to be older, reporting adularia ages between 37.83 and 41.01 (Enriquez et al, 2018).

EXPLORATION UPDATE

Vizsla Silver uses a multi-phase method of exploration. The initial activity consists of prospecting with aid of a LiDAR survey and World View satellite imagery, followed by geologic mapping and rock sampling to identify areas of interest or new prospects. The next phase is detailed mapping and systematic rock sampling in selected areas. Mapping and sampling of mine workings are occasionally performed depending on ground conditions. A total of 5,137 surface samples and 789 underground channel samples plus 855 QA/QC controls have been analyzed since work by the company began. The prospects are then catalogued and prioritized for drilling based on an internal procedure that uses an internally developed ranking-matrix.

Since November 2019, over 43 prospects and resource areas have been drilled with 406,405 m drilled in 1,080 holes completed on HQ and NQ diameter on various drill-hole categories such as exploratory holes, resource expansion, infill and geotechnical. A total of 59,701 core samples plus 11,213 QA/QC controls have been analyzed to date.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Between May 2024 and October 31, 2025, the company conducted resource expansion, infill and geotechnical drilling in Copala and Napoleon resource areas, and exploration drilling activities in selected district targets in the northeast and the west. The infill and resource expansion drilling program in Copala consisted of 14,877 metres in 49 holes that were drilled between May 2024 and October 2024. This infill program successfully converted indicated resources into measured resources and expanded high-grade mineralization outside the PEA mine plan. The ongoing exploration drilling campaign consists of approximately 25,000 metres of diamond drilling and is intended to test various vein targets in the northeast and west areas; 13,641 metres in 40 holes have been drilled as of October 31, 2025. In January 2025 Vizsla retained the services of Geofisica TMC S.A. de C.V. to conduct a Promis HLEM ground survey over various selected targets in Panuco. On July 3, 2025 TMC completed 51,775 line-metres of ground geophysics, which resolved several shallow conductor anomalies over various vein prospects in the west area of the district. Currently, two diamond drill rigs are active on the property, with the ability to scale up depending on exploration success. The ongoing exploration drilling program is designed to test five high priority targets with multiple vein structures: Copala fault- Napoleon Intersection, Animas (La Pipa), El Roble-Oregano-La Whicha, San Fernando - Nacaral, Jesusita-Palos Verdes and various HLEM anomalies. Additionally, the company started a fence drilling program, which is designed to explore for blind to surface veins in the west area.

TEST MINING UPDATE

Program Highlights

  Comprehensive Test Mining: Focused on underground ramp development, lateral access, and ore extraction from the 460-level zone on the Copala structure.
  Bulk Sampling: Approximately 10,000 tonnes of high-grade material is planned to be mined as part of the development. This material will be stockpiled on site and may be used for future metallurgical testing.
  Surface Infrastructure Development: Includes construction of portal facilities, access roads, and laydown areas, supporting efficient test mining operations.

Program Overview

The test mining program at Panuco, is focused on key areas of underground development and surface infrastructure designed to support the ultimate extraction and processing of bulk mineralization from

Copala. The underground scope includes approximately 1,071 meters of ramp and lateral development, with 169 meters dedicated to ore development. Mining methods include portal and ramp preparation as well as ore development tunnels, designed for safe and efficient bulk sampling.

The Company commenced the Program on November 28, 2024, with the award of a bulk earthworks contract for the preparation of site roads, office and workshop locations, ore, waste and topsoil stockpile locations and the initial stripping of the box cut for the Copala portal. Bulk earthworks were concluded in January 2025 after completion of designated areas.

The underground mining contract was awarded on 5 December, 2024, and the contractor is currently mobilizing to site with the first personnel arriving on 9 December. UG development in Test Mine Decline started on March 15th after the conclusion of boxcut that included blasting and ground support. By the end of October 2025, a total development of 509 meters were completed, 430 meters of decline, 14 meters of safety bays, 11 meters of electrical substation, 45 meters of access level and 9 of sumps. Additionally, a passing bay was prepared for traffic control in main ramp between 500-480 levels that required 408 cubic meters of slash.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Both the earthworks and mining contracts have been awarded to well established Mexican contractors including:

   Earthworks Contract: Awarded to Electro Construcciones Ontiveros, S.A De C.V ("Econsa"), an experienced local contractor with proven capabilities in large-scale projects. Vizsla has been working with Econsa for the last 2 years for the rehabilitation of the historic El Coco mill site located within the Project boundary.
   Underground Mining Contract: Awarded to Obras Mineras y Tiros del Centro S.A. de C.V. ("OMyTC") a highly experienced underground mining contractor with a strong track record in Mexico. OMyTC will oversee ramp development, ore extraction, and underground infrastructure, ensuring the program's operational success.

GEOTECHNICAL & HIDROGEOLOGICAL INVESTIGATION

As part of the Project Development activities for Panuco Project, Vizsla Silver has started a Geotechnical & Hydrogeological investigation based on consulting experts recommendation that includes an intensive drilling program, test pits, laboratory testwork and piezometers installation to support the preparation of the Feasibility Study. From December 2024 to July 2025, a total of 872 meters has been drilled in 23 holes for geotechnical investigation, 665 meters in 6 holes for hydrogeological investigation with 8 Casagrande piezometers and 6 VWP (Vibrating Wire Piezometers) installed, 29 samples have been sent to the geotechnical laboratory and 44 Test Pits were concluded. All these activities were conducted for future surface infrastructure as TSF (Tailings Storage Facility), Process Plant & WRSF (Waste Rock Storage Facility) and 132 samples were sent to the geotechnical laboratory. With regards UG Geotechnical investigation, a total of 11,466 meters in 36 holes of oriented drilling were drilled and logged; 257 samples were sent to the geotechnical laboratory, in addition, 6 VWP (Vibrating Wire Piezometers) were installed.

2. LA GARRA PROJECT - MEXICO

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which they agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District. Pursuant to the SPA, the Company agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers

Royalty agreement - Net Smelter Royalty ("NSR")

Upon closing date, the Company and the Sellers entered into a royalty agreement in a form satisfactory to the Parties, the Sellers was granted a 1% NSR on the La Garra-Metates District. The Buyer will have the right to repurchase such royalty at any time for consideration equal to US$750,000.

Finder's fees

The finder's fees is 2% NSR of the project payable to an arm's length Mexican Company.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

LOCATION AND CONCESSIONS

The La Garra Project is located 108 kilometres northeast of the City of Mazatlan, in the Municipality of Mazatlan, Sinaloa, Mexico and approximately 32 km north-northwest of the Panuco Project and 32 km south-southwest of San Dimas in the Mazatlán municipality. The La Garra-Metates District comprises of 16 claims (15 titled mining concessions and one application) covering 16,962 Ha in the heart of the emerging silver-gold-rich Panuco - San Dimas corridor.

GEOLOGY

The La Garra Project lies along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project area consists predominantly of volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by undifferentiated stocks (granite - granodiorite composition) of the Sinaloa batholitic complex.

MINERALIZATION

The La Garra-Metates District area contains N-NNW-trending silver-gold-rich epithermal veins in a geological setting akin that of the Panuco Project and San Dimas. Epithermal veins dipping at steep and shallow angles to the east are hosted by andesites and felsic volcanic lavas and tuffs of intermediate composition. Two main vein systems are known to date: the N-S trending La Garra with ~2.6 km of known strike length and the NW trending Cerro Verde - Las Playas vein system with ~1.8 km of strike length.

EXPLORATION UPDATE

In December 2023, Vizsla Silver conducted a five-day site visit and collected 37 samples on vein outcrops and underground pillars on La Garra and Cerro Verde - Las Playas vein systems: fourteen rock-chip samples collected across veins ranging from 0.30 to 2.50 metres reported silver equivalent grades (AgEq) greater than 200 g/t (2.22 to 12.30 g/t Au and 22 to 1,156 g/t Ag). Base metals were detected in low concentrations <1.0% and deleterious elements such as Sb and As were detected also in low concentrations <110 ppm. All the primary samples and quality controls (standards, blanks, and duplicates) were analyzed at SGS Lab facility in Durango Mexico.

Because of its favourable location in the emerging Panuco - San Dimas silver-gold-rich corridor, its geologic setting, vein orientation and observed high grades, Vizsla Silver's geologists are confident that the La Garra-Metates District has good exploration potential for discovery of high-grade shoots along-strike and at depth on the La Garra and Cerro Verde - Las Playas vein systems. Historic mining occurred in the upper 200 metres from surface at most, whereas shoots in the region can have vertical extensions of up to ~550 metres. Additionally, because the area has seen little exploration and prospecting (La Garra and Cerro Verde - Las Playas occur in an area representing ~15% of the property), it is very likely that many other veins and prospects remain to be re-discovered through mapping. Vizsla Silver plans to acquire a LiDAR survey for the whole area and start permitting works and prospective mapping and rock sampling  activities at La Garra-Metates District in 2026.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

3. EL RICHARD AND SAN ENRIQUE PROSPECT - MEXICO

LOCATION AND CONCESSIONS

The San Enrique Prospect is partially adjacent to the southern boundary of the Panuco project. The prospect comprises two titled mining claims covering 10,667.0 Ha (El Richard with 3,688.6 Ha and San Enrique with 6,978.4 Ha) in the emerging silver-gold-rich Panuco - San Dimas corridor.

GEOLOGY

The San Enrique Prospect, like the Panuco project, is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS). The main lithologies identified to date in San Enrique are rhyolite domes which produce strong magnetic anomalies in the north, and felsic flows and tuffs (rhyolites and dacites). Additionally, preliminary recognizance mapping in the northeast portion of San Enrique has revealed erosional windows into the LVC with presence of andesite tuffs and flows, quartz veining and breccia structures.

MINERALIZATION

The San Enrique Prospect contains several indicators that suggest it is a highly prospective area, namely: location (Panuco - San Dimas corridor), high-grade deposits immediately north (Copala and Panuco), structural controls (southeast extensions of the Copala fault and Cordon - Animas lineament), domes and an operating Santa Fe mine to the south along another NW regional fault.

EXPLORATION UPDATE

Existing LiDAR and mag survey from the San Enrique prospect show strong NW-trending lineaments, indicative of regional faults and fractures. Two of these lineaments are aligned and seem to be the SE extensions of the Copala fault and the Cordon del Oro - Animas vein structures in Panuco. Additionally, Vizsla Silver acquired a multispectral World View III satellite image covering the whole Panuco and San Enrique claims to speed up the target generation process. Furthermore, the Company intends to start regional prospective-mapping and a stream-sediments geochemistry at San Enrique in 2026.

4. SANTA FE PROJECT - MEXICO

LOCATION AND CONCESSIONS

The Santa Fe Project is in the Sinaloa State and immediately south of and contiguous to San Enrique Project. The project consists of six contiguous titled mining concessions covering 12,229 hectares (including both producing and exploration concessions). The Santa Fe "producing" mine with a 350 tonnes per day flotation plant is located approximately 22 km southeast of Panuco Project and is accessed through the Rosario Sinaloa city, by driving 24 km NW from El Rosario to El Chele for about 1 to 1.5 hours depending on road conditions.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

GEOLOGY

The Santa Fe Project, like the Panuco project, is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The local geology consists of andesite flows and tuffs of the LVC that have been intruded by diorite and granodiorite stocks of the Sinaloa batholitic complex. The andesites of the LVC contain northwest trending epithermal veins and commonly show propylitic alteration with abundant epidote - chlorite in veins and patches at depth.

The main vein structures are the Santa Fe (Mother vein) and the San Jose veins, which form a "duplex structure" separated by offsets (or step overs) that are connected at the end and beginning of the main fault segments. This deformation style developed many subsidiary structures that show variable strike, bends and/or branches (i.e. La Ceiba). Step-overs or linking faults control the extensional or contractional deformation according to the sense of displacement, which produced faulting damage in the host rock and favored development of permeability (i.e. San Jose and Mother vein) and in consequence, high density of short veins.

MINERALIZATION

Gold and silver mineralization in Santa Fe occurs in northwest trending epithermal veins. The veins consist of quartz, calcite and in minor proportion adularia, and are hosted by andesite volcanics of the LVC. The veins dip northeast and show variable thickness from 0.4 m to over 2.5 m. Locally, the veins can reach up to 20 m wide where stockworks and hydrothermal breccias develop on the footwall side of the veins. Acanthite and electrum, hosted in quartz, are the main silver and gold mineral species, whereas galena, sphalerite and chalcopyrite occur in minor proportion particularly in the deeper zones of the veins.

EXPLORATION UPDATE

Six near-mine vein targets are recognized to date: Santa Fe, San Jose, San Jose North, Rosarito, Taonitas and Natalia. Diamond drilling by previous operators amounts to 20,501 metres drilled in 69 holes, most of them on Santa Fe (Mother vein). Vizsla Silver will start a near mine exploration campaign around the mine that will consist of detailed geologic mapping and interpretations of legacy drill holes and existing magnetics, radiometrics and induced polarization geophysics to define near mine drilling targets. To date, Vizsla geologists have completed mapping over 221 Ha around the Santa Fe mine area and have collected 64 rock samples. Detailed mapping is done with the aid of LiDAR. In parallel to mapping, the team on site has analyzed legacy drilling and geophysical data (Magnetic, Radiometrics and Induced Polarization) and defined near-mine drilling targets. The company plans to drill over 8,800 metres to test three of the six vein targets that show significant silver and gold mineralization on legacy drill-hole intercepts.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Regionally, existing magnetic and radiometric surveys show anomalies that indicate lateral continuity of mineralization. Potassium highs between the main veins suggest a large-scale structural setting and potential for additional mineralized structures. In addition, these anomalies could also indicate the vertical continuity "tapping" of the mineralizing fluids from a deeper metal source (intrusions). The Magnetic and Radiometric images define targets. These anomalies could be associated with strong hydrothermal alteration favored by the high density of linking veins, working as "discharge zone" or a breccia (pipe) produced by extensional deformation between the main structural segments. Long term exploration plans by Vizsla include acquisition of multispectral satellite imagery and regional prospecting and stream sediments geochemistry.

7. Financial performance

FINANCIAL RESULTS - THREE AND SIX-MONTH PERIOD ENDED OCTOBER 31, 2025

During the six months ended October 31, 2025, Vizsla reported a comprehensive gain of $16,714,968, compared to a loss of $29,101,614 in the same period in 2024. This included a foreign currency translation gain of $21,886,090 (2024 loss: $31,644,182), reflecting the impact of Mexican peso fluctuations on the translation of mainly the exploration and evaluation assets to Canadian dollars, as Mexican peso has appreciated against the Canadian dollar in 4% from April 2025 to October 31, 2025.

Excluding non-cash items such as stock-based compensation, depreciation, gain in share of Vizsla Royalties Corp., and Income tax adjusted comprehensive gain was $17,897,841 for the six months period ended October 31, 2025, up from a comprehensive loss of $36,495,652 for the six months period ended October 31, 2024-an increase of $54,393,493 primarily driven by the $21,886,090 translation gain.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

The following table summarizes the three and six months as of October 31, 2025, and 2024 differences in the net loss and other comprehensive loss:

	Three months	Six months	Note
	Q2 24 v Q2 25	H1 24 v H2 25
	$	$
Exploration & Evaluation expenses	-	(24,131)
General and administrative expenses
(Increase)/Decrease office and administrative	(784,705)	(1,245,453)
(Increase)/Decrease professional fees	(3,524,944)	(6,244,876)
(Increase)/Decrease marketing and communication	(562,824)	278,093
(Increase)/Decrease regulatory and transfer agent	42,457	(12,503)
(Increase)/Decrease share-based compensation	(1,061,344)	(2,397,271)
(Increase)/Decrease depreciation	(39,319)	(42,371)
Increased loss from operations	(5,930,679)	(9,664,381)	1
Other Income (expenses)
Increase/(Decrease) interest and finance income	791,218	3,019,709	2
(Increase)/Decrease foreign exchange loss	2,426,352	5,688,789	3
(Increase)/Decrease gain on equity securities	2,292,221	2,256,598	4
Increase/(Decrease) gain on debt settlement of Vizsla Royalties	-	(321,862)	4
Increase/(Decrease) gain on spin out of Vizsla Royalties	-	(13,749,421)	4
Increase/(Decrease) gain in share of Vizsla Royalties	(1,062,417)	5,053,213	4
(Increase)/Decrease transaction costs	-	112,997
Increased loss before income taxes	(1,483,305)	(7,604,358)
Increase/(Decrease) current income tax	9,989	(85,201)
(Increase)/Decrease net loss for the period	(1,473,316)	(7,713,690)
Other comprehensive income loss
Items that will be reclassified subsequently
Increase/(Decrease) in translation gain on foreign operations	24,512,196	53,530,272
Increase in comprehensive gain / (Increase in comprehensive loss)	23,038,880	45,816,582

1) General and administrative ("G&A") expenses

In Q2 FY2026, the G&A expense amounted to $11,079,699 which is $5,930,679 higher than the $5,149,020 recorded in the same period in 2024. This increase was primarily due to higher share-based compensation (SBC) resulting from the issuance of additional stock options and restricted share units (RSUs) for employees and directors, as well as deferred share units (DSUs) for directors. These grants were made possible by the Company's strengthened financial position following recent equity financings and are intended to align employee incentives with shareholder value creation. Along with an increase in consulting and advisory fees in legal, tax and other administrative-related related.

In H1 FY2026, the General and Administrative (G&A) expense amounted to $21,273,883, which is $9,664,381 higher than the $11,609,502 recorded in the same period in 2024. This increase was primarily due to higher SBC resulting from the issuance of additional stock options and RSUs for employees and directors, as well as DSUs for directors. The increase in salaries and benefits reflects the expansion of the corporate team to support the transition from the exploration stage toward development and construction of the Panuco project.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

2) Interest and finance income

In Q2, FY2026, the interest and finance income was $1,588,746, which is $1,138,698 higher than the $797,528 recorded in the same period in 2024, primarily due to higher cash and cash equivalents balances ($288,536,136 in 2025 vs. $122,584,704 in 2024) and short-term investments with major financial institutions in the form of Guaranteed Investment Certificates ("GICs") of $263,302,918 slightly offset by lower interest rates.

In H1, FY2026, the interest and finance income was $4,158,407, which is $3,019,709 higher than the $1,138,698 recorded in the same period in 2024, primarily due to higher term deposit balances ($175,833,360 in 2025 vs. $25,000,000 in 2024) and short-term investments with major financial institutions in the form of GICs of $94,056,816 slightly offset by lower interest rates.

3) Foreign exchange

The Company's parent entity's functional currency is the Canadian Dollar ("CAD").

In Q2 FY2026 the foreign exchange gain was $1,877,026, which is $2,426,352 higher than the loss of $549,326 recorded in the same period in 2024, primarily due to the increase in cash and cash equivalents and short-term investments mainly denominated in US dollars.

In H1, FY2026 the foreign exchange gain was $5,086,993, which is $5,688,789 higher than the loss of $601,796 recorded in the same period in 2024, primarily due to the increase in cash and cash equivalents and short-term investments mainly denominated in US dollars.

4) Spin out of Vizsla Royalties Corp.

In Q2 FY2026, the Company recognized a $1,623,937 share of loss from its associate.

In H1, FY2026, Vizsla Royalties Corp. raised cash of which the Company was not a part of. As such, the result was analyzed as a deemed disposal gain since there was a dilution in the ownership percentage without the loss of significant influence with an increase in cash, which becomes attributable to the Company. The Company recognized a $2,547,301 share of loss from its associate and $7,038,994 deemed disposal gain for the six months period ended October 31, 2025.

During the six months ended October 31, 2024, the Company recognized a $13,749,421 gain from the spin-out of Vizsla Royalties, a $321,862 gain on Vizsla Royalties' debt settlement.

8. Review of Quarterly Results

The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Spin out of Vizsla Royalties Corp. and its focus on organic growth from the acquisitions of Goanna Resources, S.A.P.I. de C.V (La Garra claims), El Richard - San Enrique claims and Santa Fe. The strengthened balance sheet allowed the Company to advance its planned drilling campaigns, expand technical studies, and support project development activities at its core Panuco project.

In addition, the Company's net loss was impacted by foreign exchange gains and losses on foreign-denominated cash and cash equivalents and short-term investments, and VAT receivables.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

During the six months ended October 31, 2025, the Company completed various rounds of financing for net proceeds of a total of $170,240,469, which primarily were invested in a term deposit that is cashable within one to three months.

	Quarter ended
	October 2025	July 2025	Apr. 2025	Jan. 2025
	$	$	$	$
Total assets	621,846,183	608,919,285	414,942,769	373,487,127
Total current financial liabilities	9,004,197	7,737,515	4,785,300	3,750,473
Net income (loss)	(5,171,122)	1,683,753	(6,261,800)	(4,131,765)
Net income (loss) per common share	(0.02)	0.01	(0.03)	(0.01)

	Quarter ended
	Oct. 2024	July 2024	Apr. 2024	Jan. 2024
	$	$	$	$
Total assets	357,136,720	270,839,000	272,782,932	233,270,381
Total current financial liabilities	1,962,610	1,450,003	3,675,973	3,983,499
Net income (loss)	(5,381,559)	7,924,127	(3,277,192)	(4,074,203)
Net income (loss) per common share	(0.02)	0.03	(0.08)	(0.02)

9. Liquidity and Capital position

Liquidity

The Company's cash and cash equivalents on October 31, 2025, were $194,479,320 compared to $ 132,616,939 on April 30, 2025. The Company had a working capital of $292,069,844 on October 31, 2025, compared to $158,221,760 as at April 30, 2025.

During the six months period ended October 31, 2025, $ 5,469,326 was used in operating activities compared to $6,528,893 in October 31, 2024. During the same period, $104,261,586 was provided in investing activities compared to $9,828,700 used in the same period 2024, respectively, the increase in the investing activities was mainly due to the rise of the excess cash held that in consequence got $82,150,816 into a short-term investments in Guaranteed Investment Certificate ("GIC"), and $168,279,442 was generated from financing compared to $102,208,504, respectively, the increase of the financing activities is mainly due to an increase of funds raise trough the bought deal public offering and financings through its existing ATM facility.

Capital position

a) Authorized

Unlimited number of common shares with no par value.

b) Issued and outstanding

As of October 31, 2025, 18,343,500 outstanding options, with a weighted average exercise prices of CAD$2.17. A total of 12,581,500 of the stock options were vested and exercisable at October 31, 2025, with an average weighted exercise price of CAD $1.75 per share.

Subsequent to October 31, 2025, a total of 49,000 options were exercised at a weighted average exercise price of $1.51 for proceeds of $74,160

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

10. Use of proceeds

Net proceeds from the financing completed during the year end April 30, 2023 of $41,998,303 and during the year end April 30, 2024 of $32,271,861 were fully deployed to continue the drilling program to upgrade and expand resources to provide an updated mineral resource estimate and complete a preliminary economic assessment; complete additional mapping, sampling, geophysics, and drilling to find new bodies of mineralization, and undertake metallurgy, mine engineering studies, a review of mill optimization options, development of our test mine and complete an environment.

Net proceeds from the financing which comprised of bought deal public offering, over-allotment option and at-the-market offerings completed during 2025 of $108,115,830, and the warrants and options exercised of $37,670,813, are expected to be used to advance the exploration and development of the Panuco Project, exploration of the Santa Fe Project, potential future acquisitions, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

Net proceeds from the financing which comprised of bought deal public offering, over-allotment option and at-the-market offerings completed during 2025 of $170,240,469 during the six month period ended October 31, 2025, for a total of $264,244,319, are expected to be used to continue to develop of the Panuco Project and Santa Fe option acquisition and exploration campaign, as well as working capital and advance with the plans for construction of the Panuco Project.

The table below compares the approximate use of proceeds from the Company's financing and the actual amounts spent up to October 31, 2025.

			2025
Use of Proceeds	2023	2024	Over-allotment options, bought deal and ATM	Warrants and options exercised	Total
	$	$	$	$	$
Gross proceeds	45,021,982	34,500,000	264,244,319	37,670,813	381,437,114
Share issue costs	(3,023,679)	(2,228,139)	(7,477,245)	-	(12,729,063)
Net proceeds	41,998,303	32,271,861	256,767,074	37,670,813	368,708,050

Spent to Date Allocation
Exploration and evaluation assets including acquisitions	(26,462,590)	(28,102,729)	(4,892,639)	-	(59,457,958)
General and administrative expenses	(15,535,713)	(4,169,132)	(1,009,111)	-	(20,713,956)
	(41,998,303)	(32,271,861)	(5,901,750)	-	(80,171,914)
Total	-	-	250,865,324	37,670,813	288,536,136

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district. The Company also will continue with the resource/discovery-based drill program.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

11. Off-Balance sheet arrangements

As a policy, the Company does not enter in off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

12. Related party transactions

During the six month periods ended October 31, 2025, and 2024, the Company has the following related party transactions:

(a) The Company has incurred $2,354,773 (October 31, 2024: $731,248) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $209,000 (October 31, 2024: $175,000) in director fees to the Company's independent directors.

(c) The Company has paid $765,327 (October 31, 2024: $390,000) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(d) The Company has granted 2,450,000 (October 31, 2024: 4,850,000) stock options to officers and directors of the Company.

(e) The Company has granted 750,000 (October 31, 2024: 360,000) RSUs to officers of the Company.

(f) The Company has granted 850,000 (October 31, 2024: nil) DSUs to officers of the Company (Note 11(f)).

(g) The Company has granted 725,000 (October 31, 2024: nil) Performance-Based Restricted Stock Units (PRSU) to officers of the Company.

(h) As of October 31, 2025, $nil was payable to officers of the Company (October 31, 2024: $96,113)

(i) As of October 31, 2025, $264,861 was payable to a Company with common directors and officers

During the three month periods ended October 31, 2025, and 2024, the Company has the following related party transactions:

(j) The Company has incurred $896,497 (October 31, 2024: $365,264) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(k) The Company has incurred $104,500 (October 31, 2024: $87,500) in director fees to the Company's independent directors.

(l) The Company has paid $382,664 (October 31, 2024: $118,100) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(m) The Company has granted 725,000 (October 31, 2024: nil) Performance-Based Restricted Stock Units (PRSU) to officers of the Company.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

These transactions are in the normal course of operations and have been valued in these condensed interim consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Below is a summary of cash compensation, stock based compensation, and restricted shares units paid to officers and directors of the Company:

	For the six months ended
Cash compensation plus accrued bonus	October 31, 2025	October 31, 2024
	$	$
CEO fees	752,500	200,000
CFO fees	380,063	109,998
COO fees	677,500	187,500
SVP Business Development and Strategy fees	298,300	120,000
VP Exploration fees	246,411	113,750
Director fees	209,000	175,000
	2,563,774	906,248

	For the six months ended
Stock-based compensation	October 31, 2025	October 31, 2024
	$	$
CEO fees	772,798	1,075,020
CFO fees	542,574	520,616
COO fees	642,687	867,386
SVP Business Development and Strategy fees	376,741	282,929
VP Exploration fees	376,741	276,134
Director fees	862,747	968,414
	3,574,288	3,990,499

	For the six months ended
Restricted shares units	October 31, 2025	October 31, 2024
	$	$
CEO fees	305,401	85,984
CFO fees	153,902	41,485
COO fees	192,506	231,753
SVP Business Development and Strategy fees	112,403	44,670
VP Exploration fees	115,509	52,156
Director fees	9,118	69,697
	888,839	525,745

13. Proposed transactions

As of the date of this MD&A, the Company does not have any proposed transactions.

14. Material Accounting Policies, Standards and Judgements

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Changes in accounting policies including initial adoption

The Company did not adopt any new International Financial Reporting Standards ("IFRS Accounting Standards") or amendments to existing standards, which were effective for accounting periods beginning on or after May 1, 2025.

The IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates regarding lack of exchangeability, effective for annual periods beginning on or after January 1, 2025.

The Company has assessed the amendment and determined that the adoption of the amendment has no material impact on the Company's financial statements.

The IASB has also issued amendments to IFRS Accounting Standards 9 and IFRS Accounting Standards 7 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The Company is currently assessing the potential impact of these amendments.

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the consolidated financial statements.

15. Risks and Uncertainties

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The ability of the Company to fund its future operations and commitments is dependent on its ability to generate revenue and to obtain additional financing.  Risks of the Company's business include the following:

Financial Instrument Risk

The Company is exposed to financial risks, including credit risk, liquidity risk, price risk, interest rate risk, and currency risk. The Company's exposures and management of each of those risks is described in the 2025 Annual Financial Statements under Note 13 "Financial Instruments."

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

1) Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at October 31, 2025, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

2) Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2025, the Company had a cash and cash equivalents balance of $194,479,320 to settle liabilities of $9,004,197. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

3) Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the six months ended October 31, 2025, by approximately $235,000 (October 31, 2024: $180,742). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the six months ended October 31, 2025, by approximately $2,578,000 (October  31, 2024: $180,700). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

4) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows and short-term investments of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the six months period ended October 31, 2025, on its cash and cash equivalents and short-term investments was 1.70% (2024 - 0.93%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $2,885,000 change in the Company's net and comprehensive loss (six month period ended October 31, 2024: $1,225,847).

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

5) Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

6) Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Resource Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Fluctuation of Metal Prices

Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected  by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralization encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition and results of operations.

Mining Industry is Intensely Competitive

The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Government Regulation

Any exploration, development or mining operations carried on by the Company, will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Global Economy

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital and the trading price of the Company's securities could be adversely impacted.

Inflation and Inflationary Pressures

The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company's inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company's financial performance.

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company's financial condition, results of operations and the capital expenditures required to advance the Company's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and the price of the Company's securities.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Public Health Crises

Public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. Any of these could affect the Company's ability to advance exploration and development with such risks to include challenges in recruiting and retaining staff and personnel, restricted access for employees and contractors to the Panuco-Copala Property, equipment and materials not being delivered to site on schedule or at all, and further inefficiencies required to be put in place to health and safety resulting in less productivity.

Enforcement of U.S. Judgments

The Company is incorporated under the laws of British Columbia, Canada, and all the Company's directors and officers are not residents of the United States. Because certain of the Company's assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

U.S. Federal Income Tax Risks

If the Company is treated as a passive foreign investment company (a "PFIC"), United States shareholders may be subject to adverse U.S. federal income tax consequences. A foreign corporation will generally be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" under the PFIC rules or (ii) 50% or more of the average quarterly value of its assets produce (or are held to produce) "passive income". The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Company's status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. person holds Common Shares, such U.S. person may be subject to material adverse tax consequences upon a sale, exchange or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. Each prospective investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor's particular circumstances.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Common Shares, such person may be treated as a United States shareholder with respect to each controlled foreign corporation in the Company's group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by controlled foreign corporations, whether the Company will make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder's U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, the Company cannot provide any assurances that it will have sufficient information to assist investors in determining whether the Company or any of its subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any such controlled foreign corporations. The Company also cannot guarantee that it will be able to furnish to any United States shareholder information that may be necessary to comply with the reporting and tax payment obligations. Prospective U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Common Shares.

Macroeconomic Risks

Political and economic instability (including the ongoing conflicts between Russia and Ukraine and in the Middle East), global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company's control. The macroeconomic environment remains challenging, and the Company's results of operations could be materially affected by such macroeconomic conditions.

Foreign Countries and Political Risk

The Company currently conducts mining operations in Mexico, and as such the Company's operations are exposed to various levels of political and economic risks by factors outside of the Company's control. These potential factors include but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, trade disputes, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may substantively affect the Company's exploration and development and production.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Changes to Mining Laws and Regulation

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of "free land and first applicant" scheme; (v) new social and environmental requirements in order to obtain and keep mining concessions, (vi) the authorization by the Ministry of Economy of any mining concession's transfer, (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (viii) the automatic dismissal of any application for new concessions, and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments could have an impact on our current and future exploration activities and operations in Mexico. However, the likelihood and extent of such impact is yet to be determined. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, on June 17, 2023, the Company filed amparo lawsuits, challenging the constitutionality of the Decree. As of the date of this prospectus supplement, these amparos filed by the Company, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the constitutional action is being considered by the Supreme Court. As of the date of this prospectus supplement, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the "Judiciary Reform"). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch's budgeting, and disciplinary actions for public officials. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time. In October 2024, opposition parties (PRI and PAN), along with certain judges and members of the Mexican Congress, filed constitutional actions with the Mexican Supreme Court of Justice against the Judiciary Reform. The Supreme Court of Justice has accepted the constitutional actions for its review.

The Company's mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is  affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.

Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Regulatory Requirements

The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

No Assurance of Profitability

The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its Common Shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favorable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company's provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company's interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined considering all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or Mexico or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Violence and other Criminal Activities in Mexico

Certain areas of Mexico, including the State of Sinaloa (in which the Panuco-Copala Property is located), have experienced outbreaks of localized violence, threats, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. On April 4, 2025, the Company announced that it had temporarily paused field work at the Panuco-Copala Property due to security conditions in the area. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company.

Uninsured or Uninsurable Risks

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers for other public and private companies, including companies in which the Company has invested in, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, and to the extent that such companies may receive funds from the Company, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The Business Corporations Act (British Columbia), which governs the Company, requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict-of-interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the Company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Key Executives and Outside Consultants

The Company is dependent upon the services of key executives, including the directors of the Company, and will be dependent on a small number of highly skilled and experienced executives and personnel if development plans progress at the Panuco-Copala Property. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

The Company has also relied upon outside consultants, geologists, engineers and others and intends to rely on these parties for their exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves estimates through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes and to develop the development, exploration and plant infrastructure at any site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company's audited financial statements. To have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting, as further explained in its audited financial statements. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Anti-Corruption and Anti-Bribery Laws

The Company's operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (Canada) and similar laws in the other jurisdictions in which it operates or maintains a public listing. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. Annual training on the policy is provided to all supervisory employees. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company's operations.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Active Liquid Market for and Market Price of Common Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Company. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuations and the Company's financial condition and results of operations as reflected in the Company's continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Company's public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Company's securities or other companies in the resource sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading "Forward-Looking Information" and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management's attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company's ability to raise capital through future sales of Common Shares. The Company has previously completed financings or issued securities at prices which may be, from time to time, lower than the market price of the Common Shares. Accordingly, a significant number of the Company's shareholders at any given time may have an investment profit in the Common Shares that they may seek to liquidate.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company currently plans to retain all future earnings and other resources, if any, of the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Company's board of directors (the "Board") after considering many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

The Company's management consider the risks disclosed to be the most significant to potential investors of the Company, but not all risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company's securities could decline, and investors may lose all or part of their investment.

16. Disclosure and Internal Control procedures

Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2025 annual MD&A.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and six months ended October 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

17. Additional disclosure for issuers without significant revenue

The significant components of general and administrative expenditure are presented the Company's Financial Statements. Significant components of exploration and evaluation expenditures are included in the Operating and Financial performance sections.

Outstanding Share Data

As of the MD&A date, the Company had 344,094,193 issued and outstanding common shares. In addition, the Company has 19,362,000 options outstanding that are expiring through July 29, 2030, 55,200 warrants outstanding that are expiring through February 28, 2026, 2,700,326 RSUs outstanding that are vesting through July 29, 2028, and 850,000 DSU outstanding. The DSUs vest immediately and are redeemable for one common share upon the holder's departure as an independent director. Details of issued share capital are included in Note 11 of the Financial Statements.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

18. Cautionary Note

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking Statements, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

Management Discussion and Analysis For the three and six months ended October 31, 2025 (All amounts are presented in CAD)

Cautionary Note to U.S. Investors

The MD&A was prepared to conform to National Instrument 51-102F1. 51-102F1 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

Qualified Person

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, Ph.D. QP MMSA, VP Exploration for the Company, and a "Qualified Person" within the meaning of NI 43-101.